KINDRED BIOSCIENCES, Inc.
1555 Bayshore Highway, Suite 200
Burlingame, California 94010

February 5, 2018

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kindred Biosciences, Inc.
Registration Statement on Form S-3
Filed January 17, 2018
File No. 333-222597

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Kindred Biosciences, Inc., a Delaware corporation, hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Wednesday, February 7, 2018, or as soon thereafter as is practicable. Please call our counsel, Marc Brown, at 310-789-1269 to provide notice of effectiveness.
Very truly yours,

KINDRED BIOSCIENCES, INC.

By:    /s/ Richard Chin
Richard Chin, M.D.
Chief Executive Officer